Exhibit 99.3

NuCana Reports Third Quarter 2024 Financial Results and Provides Business Update

Presented Encouraging Phase 2 Data on NUC-7738 in Combination with Pembrolizumab at the European Society for Medical Oncology (ESMO) Congress 2024

Announced Promising Phase 1b/2 Data on NUC-3373 in Combination with Pembrolizumab or Docetaxel

Anticipated Cash Runway into Q2 2025

Edinburgh, United Kingdom, November 25, 2024 (GLOBE NEWSWIRE) - NuCana plc (NASDAQ: NCNA) announced financial results for the third quarter ended September 30, 2024 and provided an update on its clinical development program with its two lead anti-cancer medicines.

“We announced encouraging data from our ongoing clinical studies of both NUC-7738 and NUC-3373, underscoring the potential of our pipeline,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “At the European Society for Medical Oncology (ESMO) Congress 2024 in September, we presented promising data on NUC-7738, a novel agent that profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. The data from the Phase 2 part of the NuTide:701 study in PD-1 inhibitor-resistant melanoma showed that 9 of the 12 patients achieved disease control when treated with NUC-7738 in combination with pembrolizumab. One of these patients, who had received two prior lines of PD-1 inhibitor-based therapy and had progressed on their latest treatment of ipilimumab plus nivolumab within two months, achieved a 55% reduction in tumor volume. Given the typically poor outcomes in this patient population, with a median progression-free survival of just two to three months under current standard care, we are highly encouraged by the results showing a median progression-free survival of over five months for patients receiving NUC-7738 plus pembrolizumab.”

Mr. Griffith added, “We also announced the issuance of a new patent by the United States Patent and Trademark Office covering NUC-7738’s composition of matter. This patent (US12,054,510) is expected to serve as a key component of the intellectual property protection for NUC-7738, which currently consists of over 80 issued patents worldwide.”

Mr. Griffith continued, “We recently announced initial data from the ongoing Phase 1b/2 NuTide:303 study of NUC-3373, a targeted thymidylate synthase inhibitor with immune modulating properties, in a manuscript authored by the study’s lead investigators. In this study, NUC-3373 is being combined with pembrolizumab in patients with advanced solid tumors and with docetaxel in patients with lung cancer. Results from the study indicate that NUC-3373 may promote an anti-tumor immune response and potentiate the activity of immune checkpoint inhibitors. We were particularly encouraged to see significant tumor volume reductions and prolonged progression free survival, including a patient with urothelial bladder cancer who achieved 100% reduction in their target lesions. While we were disappointed with the previously announced discontinuation of the NuTide:323 study in patients with metastatic colorectal cancer, we remain optimistic about the potential of NUC-3373.”

Mr. Griffith concluded, “Our unwavering commitment to improving treatment outcomes for patients with cancer drives our relentless pursuit of the development of new anti-cancer agents. We look forward to progressing these exciting new medicines and sharing future development plans for NUC-7738 and NUC-3373.”

2025 Anticipated Milestones

•	NUC-7738

•	Initiate an expansion of the Phase 1/2 study (NuTide:701) of NUC-7738 in combination with pembrolizumab in patients with melanoma;

•	Announce data from the Phase 1/2 expansion study (NuTide:701) of NUC-7738 in combination with pembrolizumab; and

•	Obtain regulatory guidance from the U.S. Food and Drug Administration on pivotal study design for NUC-7738 in melanoma.

•	NUC-3373

•	Initiate an expansion of the Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with pembrolizumab in patients with solid tumors; and

•	Announce data from the Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with pembrolizumab in patients with solid tumors.

Third Quarter 2024 Financial Highlights and Cash Position

As of September 30, 2024, NuCana had cash and cash equivalents of £11.4 million compared to £11.6 million as of June 30, 2024 and £17.2 million at December 31, 2023. The reduction in cash and cash equivalents during the third quarter was primarily the result of cash used in operating activities, partially offset by £4.7 million in net proceeds raised through its at-the-market (ATM) offering. Subsequent to September 30, 2024, NuCana has raised an additional £1.8 million in net proceeds through its ATM offering. NuCana expects that its cash and cash equivalents as of September 30, 2024, together with amounts raised through its ATM offering subsequent to that date, will be sufficient to fund its planned operations into Q2 2025.

NuCana continues to advance its clinical programs and reported a net loss of £4.5 million for the quarter ended September 30, 2024, as compared to a net loss of £6.7 million for the quarter ended September 30, 2023. Basic and diluted loss per ordinary share was £0.07 for the quarter ended September 30, 2024, as compared to £0.13 per ordinary share for the comparable quarter ended September 30, 2023.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations into Q2 2025. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2024, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(3,736)	(7,439)	(17,288)	(18,203)
Administrative expenses	(1,358)	(1,375)	(4,448)	(4,777)
Net foreign exchange (losses) gains	(229)	562	(208)	(697)

Operating loss	(5,323)	(8,252)	(21,944)	(23,677)
Finance income	72	152	283	617

Loss before tax	(5,251)	(8,100)	(21,661)	(23,060)
Income tax credit	740	1,404	3,317	3,083

Loss for the period attributable to equity holders of the Company	(4,511)	(6,696)	(18,344)	(19,977)

Basic and diluted loss per ordinary share	(0.07)	(0.13)	(0.32)	(0.38)

Unaudited Condensed Consolidated Statements of Financial Position As At

	September 30, 2024	December 31, 2023
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,230	2,128
Property, plant and equipment	253	521
Deferred tax asset	169	143

	2,652	2,792
Current assets
Prepayments, accrued income and other receivables	1,141	2,671
Current income tax receivable	4,390	5,123
Cash and cash equivalents	11,351	17,225

	16,882	25,019

Total assets	19,534	27,811

Equity and liabilities
Capital and reserves
Share capital and share premium	149,607	143,420
Other reserves	78,400	79,173
Accumulated deficit	(223,659)	(207,706)

Total equity attributable to equity holders of the Company	4,348	14,887

Non-current liabilities
Provisions	28	58
Lease liabilities	136	190

	164	248
Current liabilities
Trade payables	6,043	3,375
Payroll taxes and social security	157	155
Accrued expenditure	8,707	8,940
Lease liabilities	85	206
Provisions	30	—

	15,022	12,676
Total liabilities	15,186	12,924

Total equity and liabilities	19,534	27,811

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Nine Months Ended September 30,
	2024	2023
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(18,344)	(19,977)
Adjustments for:
Income tax credit	(3,317)	(3,083)
Amortization and depreciation	407	434
Movement in provisions	—	(4,109)
Finance income	(283)	(617)
Interest expense on lease liabilities	14	23
Share-based payments	1,667	3,073
Net foreign exchange losses	244	661

	(19,612)	(23,595)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	1,500	531
Increase in trade payables	2,668	371
Decrease in payroll taxes, social security and accrued expenditure	(234)	(3,667)

Movements in working capital	3,934	(2,765)

Cash used in operations	(15,678)	(26,360)

Net income tax received (paid)	4,015	(2)

Net cash used in operating activities	(11,663)	(26,362)

Cash flows from investing activities
Interest received	299	620
Payments for property, plant and equipment	(3)	(4)
Payments for intangible assets	(239)	(377)
Repayment of other current assets	—	2,596

Net cash from investing activities	57	2,835

Cash flows from financing activities
Payments for lease liabilities	(188)	(207)
Proceeds from issue of share capital – exercise of share options	7	3
Proceeds from issue of share capital	6,371	224
Share issue expense	(191)	(30)

Net cash from (used in) financing activities	5,999	(10)

Net decrease in cash and cash equivalents	(5,607)	(23,537)
Cash and cash equivalents at beginning of period	17,225	41,912

Effect of exchange rate changes on cash and cash equivalents	(267)	(572)

Cash and cash equivalents at end of period	11,351	17,803

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Westwicke

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com